FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the months of August, September and November 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______________




Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements included in Exhibits 10.1 and 10.4 of this report furnished on Form 6-K are hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8 No.s 333-101979, 333-10724 and 333-13708, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Reports Second Quarter 2003 Results.

2. Press Release: TTI Telecom Provides Update on Chairman.

3. Press Release: TTI Telecom Delivers Real-Time Service Assurance Solution to
                  Sweden's Teracom.

4. Press Release: TTI Telecom Reports Third Quarter 2003 Results.

                                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           TTI Team Telecom International Ltd.



Date: November 30, 2003                    By:   /s/ Israel Ofer
                                                 _______________________
                                                 Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit   Description
Number    of Exhibit


10.1     Press Release:   TTI Telecom Reports Second Quarter 2003 Results.

10.2     Press Release:   TTI Telecom Provides Update on Chairman.

10.3     Press Release:   TTI Telecom Delivers Real-Time Service Assurance
                          Solution to Sweden's Teracom.

10.4     Press Release:   TTI Telecom Reports Third Quarter 2003.

                                  EXHIBIT 10.1


   Corporate Contacts:

--------------------------------------------------------------------------------
            Meir Lipshes                           Sanjay Hurry
            Chief Executive Officer                Investor Relations Officer
            TTI Telecom Ltd.                       TTI Telecom Ltd.
            T: +1.972.3.922.1262                   T: +1.201.795.3883
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com
--------------------------------------------------------------------------------


                 TTI TELECOM REPORTS SECOND QUARTER 2003 RESULTS

           - Quarterly Performance Driven by Installed Customer Base -

Petach Tikva, Israel, August 12, 2003 - TTI Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced unaudited results for its second quarter ended June 30, 2003.

Total revenues for the second quarter of 2003 were $11.5 million, compared to $19.2 million for the second quarter of 2002, $11.3 million in the first quarter of 2003 and $10.7 million in the fourth quarter of 2002. Operating loss for the quarter was $6.8 million, compared to an operating income of $4.4 million for the same quarter of 2002, and net loss was $5.8 million, or $0.49 per diluted share, versus a net profit of $5.1 million, or $0.42 per diluted share, in the same quarter last year. The Company ended the quarter with approximately $40.1 million in cash and liquid investments and no debt.

Total revenues for the six months ended June 30, 2003 were $22.9 million versus $37.4 million for the same period last year. Operating loss for the six months was $13.4 million compared to operating income of $8.7 million for the same period of 2002. Net loss for the six months was $11.6 million, or $0.98 per diluted share, versus a net profit of $9.5 million, or $0.78 per diluted share, last year.

"We added new customers, leveraged our installed base for follow-on orders, introduced new products and expanded our partnership base this quarter," said Meir Lipshes, chief executive officer of TTI Telecom. "As a result, we made further inroads into the Tier-1 service provider community in North America and added new customers in APAC and Russia.

"Tier-1 service providers remain committed to OSS solutions as the means by which to meet customer demand for value added services quickly and cost-effectively, while driving down costs and generating new revenue streams," continued Lipshes. "Industry analysts have noted that while CAPEX budgets have declined, the percentage allocated to OSS is increasing. As one of only a few OSS vendors capable of offering integrated solutions and a turnkey approach, this plays directly to our strengths, particularly in the management of next-generation services."

Concluded Lipshes, "Though the telecom environment remains challenging, the market trends are at our backs. This, combined with our financial stability, global presence, and comprehensive product offering, gives us confidence in our ability to continue to execute in the future.


2Q03 Earnings Conference Call Information

A conference call has been scheduled for 9:00am ET today, August 12th, in which management will discuss the results of the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on August 19, 2003. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "79366414". The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                              - tables to follow -



                         TTI TELECOM INTERNATIONAL LTD.

                               STATEMENT OF INCOME

              (in thousands of U.S. dollars except per share data)


                                                           3 Months Ended                    6 Months Ended
                                                       6/30/03          6/30/02          6/30/03         6/30/02
                                                  ------------------ --------------- ---------------- ---------------
Revenues:

  Product                                                    $8,480         $16,400          $17,031         $32,318
  Services                                                    3,047           2,816            5,836           5,084
                                                  ------------------ --------------- ---------------- ---------------
Total revenues                                               11,527          19,216           22,867          37,402
                                                  ------------------ --------------- ---------------- ---------------

Cost of revenues:
  Product                                                     7,697           5,774           15,367          11,588
  Services                                                    1,559           1,381            3,111           2,501
                                                  ------------------ --------------- ---------------- ---------------

Total cost of revenues                                        9,256           7,155           18,478          14,089
                                                  ------------------ --------------- ---------------- ---------------

Gross profit:                                                 2,271          12,061            4,389          23,313

Operating expenses:
Research & development costs, net                             2,425           1,880            4,888           3,639
Sales and marketing expenses, net                             4,950           4,070            9,665           7,633
General and administrative expenses                           1,651           1,682            3,231           3,321
                                                  ------------------ --------------- ---------------- ---------------
Total operating expenses                                      9,026           7,632           17,784          14,593

Operating income (loss)                                     (6,755)           4,429         (13,395)           8,720

Financial income, net                                           865           1,045            1,412           1,454
                                                  ------------------ --------------- ---------------- ---------------

Income (loss) before taxes on income                        (5,890)           5,474         (11,983)          10,174
Tax on income                                                  (41)             389            (366)             709
                                                  ------------------ --------------- ---------------- ---------------
Net income (loss)                                          ($5,849)          $5,085        $(11,617)          $9,465
                                                  ================== =============== ================ ===============

Basic earnings (loss) per share                             $(0.49)           $0.43          $(0.98)           $0.80
                                                  ================== =============== ================ ==============

Diluted earnings (loss) per share                           $(0.49)           $0.42          $(0.98)           $0.78
                                                  ================== =============== ================ ===============

Number of shares used in  computing  basic income
(loss) per share                                         11,872,052      11,864,168       11,872,052      11,833,694
                                                  ================== =============== ================ ===============

Number  of  shares  used  in  computing   diluted        11,872,052      12,030,489       11,872,052      12,062,643
income (loss) per share
                                                  ================== =============== ================ ===============





                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                                                         06/30/2003          12/31/2002
ASSETS
Current Assets:

Cash and cash equivalents                                                   $19,989             $33,972
Short term bank deposits                                                        757               1,229
Marketable securities                                                        18,974              12,889
Trade receivables                                                            11,896               9,798
Unbilled receivables                                                          8,671              10,457
Prepaid expenses and other accounts receivable                                7,153               5,700
                                                                              -----               -----
                                                                 -------------------  ------------------

Total current assets                                                         67,440              74,045

                                                                 -------------------  ------------------

LONG TERM INVESTMENTS:
Long term deposits                                                              439                   0
Investment in affiliate                                                         165                 165
Severance pay fund                                                            3,787               3,429
Long term pre-paid expenses                                                     300                 500
Long term receivables                                                         2,794               2,855
                                                                 -------------------  ------------------

Total long-term investments                                                   7,485               6,949

PROPERTY AND EQUIPMENT:
Cost                                                                         21,822              21,391
Less - accumulated depreciation                                              13,439              11,939

                                                                 ---------------------------------------
Property and equipment, net                                                   8,383               9,452

OTHER ASSETS:                                                                12,573              14,019

Total assets                                                                $95,881            $104,465
                                                                 ===================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                               $3,704              $3,458
Related parties                                                               1,246                 713
Deferred revenues                                                             3,970               1,265
Other accounts payable and accrued expense                                    6,901               8,134
                                                                 ---------------------------------------
Total current liabilities                                                    15,821              13,570
                                                                 ---------------------------------------

Accrued Severance Pay                                                         5,205               4,627
                                                                 -------------------  ------------------

Shareholders' Equity:
Share capital                                                                 1,794               1,794
Additional paid-in capital                                                   59,260              59,056
Retained earnings                                                            13,801              25,418
                                                                 -------------------  ------------------

Total shareholders' equity                                                   74,855              86,268
                                                                 -------------------  ------------------

                                                                 -------------------  ------------------
Total liabilities and shareholders' equity                                  $95,881            $104,465
                                                                 ===================  ==================





                                  Exhibit 10.2


Corporate Contacts:

--------------------------------------------------------------------------------
            Meir Lipshes                            Sanjay Hurry
            Chief Executive Officer                 Investor Relations Officer
            TTI Telecom                             TTI Telecom
            T: +1.972.3.922.1262                    T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                    F: +1.201.795.3920
            meirl@tti-telecom.com                   sanjay@tti-telecom.com
--------------------------------------------------------------------------------


                     TTI TELECOM PROVIDES UPDATE ON CHAIRMAN



Petach Tikva, Israel - September 17, 2003 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("the Company"), a leading supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) for telecom service providers, today announced that Mr. Shlomo Eisenberg, the Chairman of its Board of Directors and one of the members of the controlling group of shareholders of the Company's indirect majority shareholder, was convicted in Israel of various matters unrelated to his role with the Company. The conviction relates to certain actions with respect to Arad Investments and Industrial Development Ltd., the parent company of Team Computers and Systems Ltd., which holds a majority of the outstanding shares of the Company.

Mr. Eisenberg was convicted on several counts, pursuant to the Israeli Securities Law and Penal Law, including obtaining consents through fraudulent means and misstatements or omissions in shareholder communications and a prospectus. The conviction is not final, and Mr. Eisenberg has the right to appeal. Under current Israeli law, if the conviction becomes final, Mr. Eisenberg would be disqualified to serve as a director of a public company, including the Company, unless permitted so to serve by a court order.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand,pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                       ###

                                  Exhibit 10.3



  TTI TELECOM DELIVERS REAL-TIME SERVICE ASSURANCE SOLUTION TO SWEDEN'S TERACOM

          - Solution to Enable Teracom to reduce mean-time-to-repair, lower operating costs, increase staff productivity and deliver the highest levels of service to customers -

Hoboken, N.J. - November 11, 2003 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that Teracom, a leading Swedish operator of broadcasting and telecommunications services, has purchased the Company's Netrac Fault Management and topology-based Correlator+ applications for the real-time service assurance of its networks. The first phase of implementation is scheduled for Q1, 2004.

"We are enhancing our existing infrastructure with new service provider capabilities to become a leading provider of voice, data, video and broadcasting services, said Jan Danielssons, Teracom's CEO. "To ensure that problems in our network are detected and resolved quickly and efficiently, we sought an advanced Fault Management and Correlation solution. After an exhaustive field pilot, we chose TTI Telecom. The systems' advanced features and unsurpassed cross-domain alarm correlation capabilities put TTI Telecom at the top of our list."

"TTI Telecom's Fault Management and Correlation solution will help us to reduce mean-time-to-repair, lower operating costs, increase staff productivity and deliver the highest levels of service to our customers," continued Teracom's Danielssons. "In TTI Telecom we have found a partner for the long-term."

Commenting on the contract award, Meir Lipshes, chief executive officer of TTI Telecom, stated, "Teracom is the latest leading service provider to turn to us for our proven ability to manage some of the world's largest, most complex multi-domain networks with market-leading, integrated service assurance solutions. Our Fault Management and Correlator+ applications give Teracom a clear, accurate view of the network and advanced tools to identify and solve problems in real-time, often before services and customers are impacted."

TTI Telecom's Fault Management module monitors networks in real-time, and provides a total end-to-end view of the disparate alarms in multi-domain networks, prioritized in order of severity. By consolidating all fault events on a single screen, the Netrac Fault Management module increases operations staff's productivity and reach, and allows them to effectively prioritize their time and resources and rapidly fix problems.

TTI Telecom's Correlator+, an advanced topology-based root-cause analysis application, will perform cross-domain correlation across Teracom's transmission, IP and digital broadcasting network. Correlator+ filters huge volumes of incoming alarms, and classifies them into root-cause and symptomatic categories. This significantly reduces the quantity of alarms operations staff must handle, and allows them to focus on the real problems, leading to faster mean-time-to-repair.


About Teracom:

Teracom is a leading netWORKoperator within the areas of radio, television, telecommunications and information services. The basis of the company's services is a nationwide wireless broadband network. Within the Group, there are also a number of wholly and partly owned subsidiaries that complement Teracom's role as a network operator. The Teracom Group, with approximately 700 employees, has major offices in Stockholm, Gothenburg, Malmo, Sundsvall and Lulea and service personnel in more than 50 locations in the country. The Group's total turnover amounts to SEK 1.8 billion.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand,pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                  Exhibit 10.4




Corporate Contacts:

--------------------------------------------------------------------------------
            Meir Lipshes                           Sanjay Hurry
            Chief Executive Officer                Investor Relations Officer
            TTI Telecom Ltd.                       TTI Telecom Ltd.
            T: +1.972.3.922.1262                   T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com
--------------------------------------------------------------------------------


                 TTI TELECOM REPORTS THIRD QUARTER 2003 RESULTS

Petach Tikva, Israel, November 17, 2003 - TTI Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced unaudited results for its third fiscal quarter ended September 30, 2003.

Revenues for the third quarter of 2003 were $11.0 million, compared with $10.3 million for the third quarter of last year. Operating loss of the quarter was $13.4 million dollars versus an operating loss of $6.8 million in the year-ago quarter. Excluding one-time impairment charges relating to capitalized software and goodwill totaling $6.9 million, operating loss for the third quarter was $6.5 million. Net loss was $12.7 million, or a loss of $1.07 per diluted share, versus a net loss of $6.1 million, or $0.51 per diluted share, last year. Excluding the one-time charges described above, net loss for the quarter was $5.8 million and $0.48 per diluted share. The Company ended the quarter with approximately $36 million in cash and liquid investments and equivalent to $3.03 per fully diluted share.

Revenues for the nine months ended September 30, 2003 were $33.9 million, compared to $47.7 million for the same period last year. Operating loss was $26.8 million compared to operating income of $1.9 million for the same period of 2002. Excluding the one-time charges, operating loss for the nine months was $19.9 million. Net loss for the nine months was $24.3 million, or $2.05 per diluted share, versus net income of $3.4 million, or $0.28 per diluted share, last year. Excluding the one-time charges, net loss was $17.4 million, or $1.46 per diluted share.


"We executed across multiple fronts this quarter, adding new customers, leveraging our installed base for additional orders and generally enhancing our positioning to the service provider community through sales and marketing efforts," said Meir Lipshes, chief executive officer of TTI Telecom. "While the business environment remains soft and sales cycles long, demand for tightly-integrated, loosely coupled OSS solutions like ours remains, as evidenced by the significant number of follow-on orders and the addition of two new customers in the quarter.

"At the same time, we are expanding our addressable market with the development of new solutions aimed at the faster-growing next generation OSS and service fulfillment segments of the OSS market," continued Lipshes. "Service providers today are in the midst of deploying next-generation networks, and we believe that by leveraging our existing products, our installed customer base, and our OSS expertise and compliment them with new R&D initiatives, we can position ourselves as the dominant vendor to them."

Concluded Lipshes, "The telecom environment remains challenging, and while we pursue opportunities in our core markets, we are already positioning the Company to enter faster-growing market segments that will be our growth engine for the future."

Conference Call Information:
A conference call has been scheduled for 9:00am ET today, November 17, 2003, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on November 24, 2003. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "6588486". The webcast of the conference call will be archived on the TTI Telecom web site.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand,pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                               -Tables to follow-






                         TTI TELECOM INTERNATIONAL LTD.

                               STATEMENT OF INCOME

              (in thousands of U.S. dollars except per share data)


                                                                   Three months                       Nine months
                                                               ended September 30,                ended September 30,
                                                        ----------------------------------- --------------------------------
                                                              2003              2002             2003           2002
                                                        -----------------  ---------------- ------------------------------

Revenues:

  Product                                                         $7,732            $7,232         $24,763        $39,550
  Services                                                         3,301             3,019           9,137          8,103

                                                        -----------------  ---------------- ------------------------------
Total revenues                                                    11,033            10,251          33,900         47,653
                                                        -----------------  ---------------- ------------------------------

Cost of revenues:
  Product                                                          6,815             7,485          22,182         19,073
  Services                                                         1,713             1,492           4,824          3,993
  Impairment of capitalized software

  development costs                                                5,864                 0           5,864              0

                                                        -----------------  ---------------- ------------------------------
Total cost of revenues                                            14,392             8,977          32,870         23,066
                                                        -----------------  ---------------- ------------------------------

Gross profit (loss):                                             (3,359)             1,274           1,030         24,587

Operating expenses:
  Research and development, net                                    2,456             1,943           7,344          5,582
  Sales and marketing, net                                         4,871             4,333          14,536         11,966
  General and administrative                                       1,670             1,806           4,901          5,127
  Impairment of goodwill                                           1,052                 0           1,052              0
                                                        ----------------------------------- ------------------------------
Total operating expenses                                          10,049             8,082          27,833         22,675

Operating income (loss)                                         (13,408)           (6,808)        (26,803)          1,912

Financial income, net                                                756               698           2,168          2,152
                                                        -----------------  ---------------- ------------------------------

Income before taxes on income                                   (12,652)           (6,110)        (24,635)          4,064
Taxes on income                                                       14              (50)           (352)            659
                                                        -----------------  ---------------- ------------------------------
Net income (loss)                                              $(12,666)          $(6,060)       $(24,283)         $3,405
                                                        =================  ================ ==============================

Basic net earnings per share                                     $(1.07)           $(0.51)         $(2.05)          $0.29
                                                        =================  ================ ==============================

Diluted net earnings per share                                   $(1.07)           $(0.51)         $(2.05)          $0.28
                                                        =================  ================ ==============================

Number of shares used in computing basic

                                                        -----------------  --------------- ---------------- --------------
income (loss) per share                                       11,872,052        11,872,052      11,872,052     11,846,668
                                                        =================  ================ ==============================

Number of shares used in computing diluted

                                                        -----------------  ---------------- ------------------------------
income (loss) per share                                       11,872,052        11,872,052      11,872,052     12,004,017
                                                        =================  ================ ==============================







                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                                                         09/30/2003          12/31/2002
ASSETS
Current Assets:

Cash and cash equivalents                                                   $14,846             $33,972
Short term bank deposits                                                      4,561               1,229
Marketable securities                                                        15,827              12,889
Trade receivables                                                            11,091               9,798
Unbilled receivables                                                          9,181              10,457
Prepaid expenses and other accounts receivable                                5,386               5,700
                                                                 -------------------  ------------------


Total current assets                                                         60,892              74,045
                                                                 -------------------  ------------------
                                                                 -------------------  ------------------

LONG TERM INVESTMENTS:
Long term deposits                                                              752                   0
Investment in affiliate                                                         165                 165
Severance pay fund                                                            3,976               3,429
Long term pre-paid expenses                                                     250                 500
Long term receivables                                                         2,833               2,855

                                                                 -------------------  ------------------

Total long-term investments                                                   7,976               6,949

PROPERTY AND EQUIPMENT:
Cost                                                                         21,632              21,391
Less - accumulated depreciation                                              13,600              11,939

                                                                 -------------------  ------------------
Property and equipment, net                                                   8,032               9,452

OTHER ASSETS:                                                                 4,933              14,019

Total assets                                                                $81,833            $104,465
                                                                 ===================  ==================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                               $4,938              $3,458
Related parties                                                               1,036                 713
Deferred revenues                                                             3,495               1,265
Other accounts payable and accrued expense                                    5,572               8,134

                                                                 -------------------  ------------------
Total current liabilities                                                    15,041              13,570
                                                                 -------------------  ------------------


Accrued Severance Pay                                                         5,102               4,627
                                                                 -------------------  ------------------


Shareholders' Equity:
Share capital                                                                 1,794               1,794
Additional paid-in capital                                                   58,761              59,056
Retained earnings                                                             1,135              25,418

                                                                 -------------------  ------------------
Total shareholders' equity                                                   61,690              86,268

                                                                 -------------------  ------------------


                                                                 -------------------  ------------------
Total liabilities and shareholders' equity                                  $81,833            $104,465
                                                                 ===================  ==================
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